UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER

SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Y-MABS THERAPEUTICS, INC.

(Name of Subject Company — Issuer)

YOSEMITE MERGER SUB, INC.

(Offeror)
a wholly owned subsidiary of

PERSEUS BIDCO US, INC.
(Parent of Offeror)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

984241109

(CUSIP Number of Class of Securities)

Robert Duffield
c/o Perseus BidCo US, Inc.
300 Conshohocken State Road, Suite 300
West Conshohocken, Pennsylvania 19428
United States
+1 856 981 7737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Sebastian L. Fain, Esq.

Paul K. Humphreys, Esq.

Freshfields US LLP

3 World Trade Center

175 Greenwich Street

New York, NY 10007

Telephone: +1 212 277 4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 18, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by Yosemite Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Perseus BidCo US, Inc., a Delaware corporation (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Y-mAbs Therapeutics, Inc., a Delaware corporation (the “Company”), in exchange for $8.60 per Share in cash, subject to applicable withholding taxes and without interest (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, and which collectively constitute the “Offer”. The initial expiration date of the Offer is one minute following 11:59 p.m., Eastern Time, on September 15, 2025, unless the Offer is extended or earlier terminated as permitted by the Agreement and Plan of Merger, dated as of August 4, 2025 (as it may be amended or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and, solely for the purposes of Section 5.16 and Article 8 of the Merger Agreement, Stark International Lux, a Luxembourg société à responsabilité limitée (“Ultimate Parent”).

All information regarding the Offer as set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(a)	The following sentence is added after the second sentence contained in the existing second full paragraph on page 44 of the Offer to Purchase, in Section 13 – “The Transaction Documents – Regulatory Undertakings” of the Offer to Purchase:

“On August 29, 2025, the FTC granted a request for the early termination of the waiting period under the HSR Act, effective August 29, 2025 at 11:35 a.m. Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in “Section 15 – Conditions to the Offer”.”

(b)	The information set forth in the existing second full paragraph on page 60 of the Offer to Purchase, in Section 16 – “Certain Legal Matters; Regulatory Approvals – Antitrust Approvals” of the Offer to Purchase, is hereby amended and supplemented by deleting such second full paragraph in its entirety and replacing it with the following:

“Pursuant to the Merger Agreement, a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger was filed on behalf of each of Parent (and its “ultimate parent entity” (as defined in the HSR Act)) and the Company with the FTC and DOJ on August 15, 2025. On August 29, 2025, the FTC granted a request for the early termination of the waiting period under the HSR Act, effective August 29, 2025 at 11:35 a.m. Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in “Section 15 – Conditions to the Offer”.”

(c)	The following new paragraph is added before the existing first full paragraph on page 64 of the Offer to Purchase, in Schedule I – “Partners and Executive Officers of Watling Street Capital Partners LLP” of the Offer to Purchase:

“Watling Street Capital Partners LLP is the ultimate controlling entity of each of the Manager (as defined below) and the Strider Manager (as defined below), which together exercise control over Ultimate Parent, Parent and Purchaser.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 2, 2025

PERSEUS BIDCO US, INC.

By:	/s/ Vanessa Wolfeler
Name: Vanessa Wolfeler
Title: President

YOSEMITE MERGER SUB, INC.

By:	/s/ Vanessa Wolfeler
Name: Vanessa Wolfeler
Title: President